Newbridge Securities Corporation
1451 West Cypress Creek Road
Fort Lauderdale, Florida 33309
December 4, 2006
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Smart Move, Inc.
Registration Statement on Form SB-2 (File No. 333-137931)
Dear Ms. Wolff:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Newbridge Securities Corporation, as representative of the several underwriters, respectfully requests that the effective date of the Registration Statement on Form SB-2 (File No. 333-137931) filed by Smart Move, Inc. (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30 P.M., Washington, D.C. time, on December 6, 2006, or as soon thereafter as practicable.

Very truly yours,

/s/ Douglas K. Aguililla

Douglas K. Aguililla, Director of
Investment Banking